UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTH AVENUE - 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE — 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL
(Name – *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACKSON EISENPRESSER ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG, LLC ______, as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

MANAGING DIRECTOR & CCO

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of May, 2021, by
Date *Month* *Year*

(1) Jackson Eisenpresser

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RAMON SERVENOUS
Notary Public – California
Los Angeles County
Commission # 2229945
My Comm. Expires Feb 7, 2022

Place Notary Seal and/or Stamp Above

Signature R. Servenous
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: May 26th 2021 Number of Pages: 3

Signer(s) Other Than Named Above: N/A

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2021

ABG, LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as "the financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ABG, LLC as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2021.

Woodbury, New York
May 27, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

ASSETS:		
Cash	$	5,102,679
Receivables from clients, net		1,586,572
Property and equipment, net of accumulated		
depreciation of $11,780		1,018
Receivables from affiliates		195,774
Investments		55,330
Other assets		20,756
TOTAL ASSETS	$	6,962,129

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	28,639
Accrued expenses		1,783,002
TOTAL LIABILITIES		1,811,641
MEMBER'S EQUITY		5,150,488
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,962,129

The accompanying notes are an integral part of these financial statements.

AGB, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

Note 1 - <u>Organization</u>

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company approved business activities are providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.The Company operates from its principal office location in New York City and an office in California.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Property and Equipment</u>

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method.

<u>Income Taxes</u>

The Company, as a limited liability Company, is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The accompanying notes are an integral part of these financial statements

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2017. The years 2017 to 2020 remain subject to examination by taxing authorities.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of March 31, 2021 no allowance was necessary.

The accompanying notes are an integral part of these financial statements

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair value of financial instruments</u>

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2021, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets and accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended March 31, 2021.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair value of financial instruments</u>

The following table shows the major categories of investments measured at fair value at March 31, 2021, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Fund	$ -	$ -	$ 55,330	$55,330
Total at fair value	$ -	$ -	$ 55,330	$55,330

Note 3 - <u>Account receivables</u>

The Company has accounts receivables from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2021	$ 1,191,969
2022	$ 193,308
2023	181,680
2024	19,615
	$ 1,586,572

The Company has determined that all of these amounts are fully collectible but because they're paid over time, has discounted them, as of March 31, 2021 a discount of $22,814 has been record as doubtful.

The account receivables balance as of March 31, 2021 includes foreign funds. As of March 31, 2021 the Company has a receivable of £787,317, which is valued at US $1,085,159. During the year ended March 31, 2021, the Company has recognized unrealized losses of $54,946 on these funds.

Note 4 - <u>Property and Equipment</u>

Property and equipment, net at March 31, 2021 are summarized as follows:

Computer and equipment	$ 12,798
Less: accumulated depreciation	11,780
	$ 1,018

Depreciation expense amounted to $4,266 for the year ended March 31, 2021.

The accompanying notes are an integral part of these financial statements

Note 5 - <u>Investments</u>

Other assets primarily include an interest in funds managed by a customer. As consideration for services rendered to a customer, the Company owns an interest in three separate funds managed by this customer, which are cumulatively valued at $55,330 as of March 31, 2021. Management's interest is in the form of a percentage of the carried interest earned by the investment manager of the funds and the Company has no right to withdraw it's interest. Realization will occur only when the manager receives it's carried interest. These positions are considered immaterial by management and are valued based on the manager's determination of fair value, which are generally considered Level 3 inputs under ASC 820 as they include unobservable inputs.

Note 6 - <u>Right of Use Asset and Lease Liability</u>

On December 19, 2016, the Parent entered into an agreement to lease office space through August 2018. On June 1, 2018 the Parent amendment the lease to extended it through December 2021. On June 2, 2018 the Parent entered into an agreement to assign the lease to the Company. On October 30, 2020 the Company amendment the lease to reduce the rent from $6,500 to $1,000 a month starting on November 1, 2020, also that they could terminate the lease at any time with a 30-day notice.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease from April 1, 2020 to October 31, 2020, at which point the lease became month to month. The cost for operating lease was $43,750 for the seven months ended October 31, 2020 and operating cash flow paid for lease liabilities during the same period was $43,750. The Company has no other short-term leases.

Note 7 - <u>Concentrations</u>

The Company maintains cash balances in two financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of March 31, 2021.

Note 8 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2021, the Company had net capital of $3,540,242, which exceeded its requirement of $120,776 by $3,419,466. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2021, this ratio was .0512 to 1.

The accompanying notes are an integral part of these financial statements

Note 8 - <u>Net Capital Requirements (continue)</u>

<u>Exemption from Rule 15c3-3</u>
The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 9 – <u>Related Party Transactions</u>

Starting in July 2018 the Company lease office space in California from one of the partners.

Since the Company files consolidated tax filings with the Parent this amount will be reduced from future taxes payments that the Company may owes the Parent in the future.

On January 5, 2021 the Company loan $200,000 to the Parent, which as of March 31, 2021 is still outstanding.

Note 10 – <u>Risk and Uncertanties – COVID-19</u>

Subsequent to March 31, 2021, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

Note 11 - <u>Subsequent Events</u>

The Company has evaluated subsequent events and transactions that occurred after March 31, 2021 through May 27, 2021, which is the date that the financial statements were available to be issued.

The accompanying notes are an integral part of these financial statements